SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Sybase, Inc.

(Name of Subject Company (Issuer))

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Michael Junge

General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Kevin B. Espinola, Esq.

Daniel R. Mitz, Esq.

Jones Day

3161 Michelson Drive

Irvine, CA 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,089,473,455	$434,179.46

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $65.00, the per share tender offer price, by 93,684,207 shares of common stock of Sybase, Inc., which includes (a) 87,161,835 shares of common stock issued and outstanding (including restricted stock, but excluding treasury shares) and (b) 6,522,372 shares of common stock subject to outstanding stock options and stock appreciation rights with an exercise price less than $65.00.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $434,179.46	Filing Party: SAP AG
Form or Registration No.: Schedule TO-T	Date Filed: May 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 26, 2010 (as amended or supplemented, the “Schedule TO”) by Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights to purchase shares of Series A Participating Preferred Stock issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended, by and between Sybase, Inc., a Delaware corporation (“Sybase”), and American Stock Transfer and Trust Company (together with the Sybase Common Stock, the “Shares”), of Sybase, at a price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph to the end of each Item:

“The Offer expired at 9:00 p.m., New York City time, on Monday, July 26, 2010. The Offer was not extended. The Depositary has advised SAP America that a total of 80,929,717 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 9,293,901 Shares subject to guaranteed delivery procedures). The number of shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 92.1% of all outstanding Shares, and approximately 91.8% of Sybase’s voting securities determined on a Fully Diluted Basis. The Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer.

SAP America and the Purchaser intend to effect a short-form merger as promptly as practicable, without the need for a meeting of Sybase’s shareholders. In the Merger, the Purchaser will be merged with and into Sybase with Sybase continuing as the Surviving Corporation and a wholly-owned subsidiary of SAP America. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Sybase, SAP America or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $65.00 net to the holder in cash, without interest and subject to any required withholding of taxes.

SAP AG issued a press release on Tuesday, July 27, 2010, announcing the completion of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(H)	Press release issued by SAP AG on July 27, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2010

SHEFFIELD ACQUISITION CORP.

By:	/S/ BRAD C. BRUBAKER
Name: Title:	Brad C. Brubaker President

SAP AMERICA, INC.

By:	/S/ BRAD C. BRUBAKER
Name: Title:	Brad C. Brubaker Corporate Secretary

SAP AG

By:	/S/ DR. WERNER BRANDT
Name: Title:	Dr. Werner Brandt CFO

By:	/S/ MICHAEL JUNGE
Name: Title:	Michael Junge General Counsel

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 26, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and Sybase on May 12, 2010, incorporated herein by reference to the Schedule TO-C filed by SAP AG, SAP America and the Purchaser on May 13, 2010.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on May 26, 2010.

(a)(5)(C)*	Press release issued by SAP AG on May 26, 2010.

(a)(5)(D)*	Press release issued by SAP AG on June 17, 2010.

(a)(5)(E)*	Press release issued by SAP AG on July 2, 2010.

(a)(5)(F)*	Press release issued by SAP AG on July 19, 2010.

(a)(5)(G)*	Press release issued by SAP AG on July 20, 2010.

(a)(5)(H)	Press release issued by SAP AG on July 27, 2010.

(b)(1)*	Credit Facility Agreement, dated May 21, 2010, among SAP AG, as borrower, Barclays Capital and Deutsche Bank AG, as mandated lead arrangers, the financial institutions listed in Schedule 1 as lenders, as original lenders, and Deutsche Bank Luxembourg S.A., as agent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 12, 2010, by and among SAP America, the Purchaser and Sybase, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sybase on May 13, 2010.

(d)(2)*	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, and effective as of April 2, 2010, between SAP AG and Sybase.

(d)(3)*	Exclusivity Agreement, dated as of April 30, 2010, between SAP AG and Sybase.

(g)	Not applicable.

(h)	Not applicable.

*	Filed Previously